UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d -1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO § 240.13d -2(a)

TEC TECHNOLOGY, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

878214 105

(CUSIP Number)

Xinqiao Industrial Park
Jingde County, Anhui Province, 242600
People’s Republic of China
(86) 563-8023488
copies to:
Joseph R. Tiano, Esq.
Pillsbury Winthrop Shaw Pittman LLP
2300 N Street, N.W.
Washington, DC 20037-1122
(202) 663-8233

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 4, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ..

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 878214 105

1.	NAMES OF REPORTING PERSONS Hua Peng Philip Wong
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 17,797,372
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 17,797,372
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,797,372
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.97% (1)
14.	TYPE OF REPORTING PERSON IN

(1)

A total of 30,181,552 shares of the Issuer’s ordinary shares are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of May 13, 2010. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

CUSIP No. 878214 105

Item 1. Security and Issuer.

The class of equity securities to which this statement (the "Statement") relates is the common stock, par value $0.001 per share (the "Common Stock") of TEC Technology, Inc., a Delaware corporation (the "Issuer"). The Issuer’s principal executive offices are located at Xinqiao Industrial Park, Jingde County, Anhui Province, 242600, People’s Republic of China.

Item 2. Identity and Background.

(a)

 The person filing this Statement is Mr. Hua Peng Philip Wong, a natural person ("Mr. Wong").

(b)

The business address of Mr. Wong is Room 4002, Rongchao Landmark, 4028 Jintian Rd., Futian District, Shenzhen, People’s Republic of China.

(c)

The principal occupation of Mr. Wong is investor with TEC Technology Limited, a Hong Kong Limited company with a principal address of Room 4002, Rongchao Landmark, 4028 Jintian Rd., Futian District, Shenzhen, People’s Republic of China.

(d)-(e)

During the last five years, Mr. Wong has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

 Mr. Wong is a citizen of Singapore.

Item 3. Source and Amount of Funds or Other Consideration.

Mr. Wong received the securities covered by this Statement pursuant to that certain share exchange agreement, dated May 4, 2010, by and among the Issuer (formerly Highland Ridge, Inc.), TEC Technology Limited, a Hong Kong Limited company ("TEC"), and its sole shareholder, Mr. Wong ("Share Exchange Agreement"). Pursuant to the Share Exchange Agreement, Mr. Wong acquired 19,194,421 shares of the Issuer’s common stock in exchange for 100% of the issued and capital stock of TEC. Immediately following closing of the reverse acquisition of TEC, Mr. Wong transferred 1,397,049 of the shares issued to him under the share exchange to certain persons who provided prior services to TEC and its subsidiaries, pursuant to a side letter agreement dated May 4, 2010. As a result of this share transfer, Mr. Wong now holds 17,797,372 shares of Issuer common stock constituting 58.97% of the Issuer’s issued and outstanding capital stock on a fully-diluted basis.

Item 4. Purpose of Transaction.

Mr. Wong acquired the shares of the Issuer’s Common Stock pursuant to the transactions described in Item 3 above. In connection with the Share Exchange Agreement, there were changes to the Issuer’s board of directors. Also in connection with the Share Exchange Agreement, the shares held by Mr. Wong are subject to an option agreement, dated May 4, 2010, which gives Mr. Chun Lu, the Issuer’s Chief Executive Officer, an option to acquire the 17,797,372 shares of common stock currently owned by Mr. Wong. These items are more fully described in the current report on Form 8-K filed by the Issuer on May 10, 2010.

CUSIP No. 878214 105

Except as set forth in this Statement, Mr. Wong made no proposals, and entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)   For purposes of Rule 13d-3 promulgated under the Exchange Act, Mr. Wong beneficially owns and controls 17,797,372 shares of the Issuer’s Common Stock, representing 58.97% of the outstanding shares of the Issuer’s Common Stock (based on 30,181,552 shares of Common Stock outstanding as of May 4, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 14, 2010).

(b)   Mr. Wong has sole voting and dispositive power over the 17,797,372 shares of Common Stock of the Issuer that are directly and beneficially owned by him. Mr. Wong does not own any other securities of the Issuer.

(c)   Mr. Wong has not been involved in any transactions involving the securities of the Issuer in the last 60 days.

(d)   No other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise indicated above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Wong and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1

Share Exchange Agreement, dated May 4, 2010, among the TEC Technology, Inc. (formerly Highland Ridge, Inc.), TEC Technology Limited, and its shareholder [incorporated by reference to Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed on May 10, 2010].

Exhibit 2

Option Agreement, dated May 4, 2010, between Hua Peng Philip Wong and Chun Lu.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: July 14, 2010

By: /s/ Hua Peng Philip Wong
Name: Hua Peng Philip Wong